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                             June 7, 2021

       Scott Areglado
       SVP and Chief Financial Officer
       Brainsway Ltd.
       19 Hartum Street
       Bynet Building, 3rd Floor
       Har HaHotzvim
       Jerusalem, 9777518, Israel

                                                        Re: Brainsway Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 19,
2021
                                                            File No. 001-35165

       Dear Mr. Areglado:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 15. Controls and Procedures
       Management's Annual Report on Internal Control over Financial Reporting , page 128

   1.                                                   Here you state that
this annual report does not include a report of management   s
                                                        assessment regarding
internal control over financial reporting due to the transition period established by rules of
the SEC for newly public companies. However, we note that you have been required to
file and have filed an annual report on Form 20-F for the year ended
                                                        December 31, 2019
pursuant to section 13(a) or 15(d) of the Exchange Act. Please tell us how you have considered
Instruction 1 to Item 15 on Form 20-F or Instruction 1 to Item
                                                        308 of Regulation S-K
in determining that you were not required to provide
                                                        management   s report
on internal control over financial reporting in your Form 20-F for the year ended December
31, 2020.
 Scott Areglado
FirstName
Brainsway LastNameScott  Areglado
           Ltd.
Comapany
June 7, 2021NameBrainsway Ltd.
June 7,
Page 2 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Note 15. Taxes on Income, page F-35

2. You state here that you reported a current tax expense in respect of income of Brainsway
         USA Inc. Considering your expected future revenues and income in the U.S., please consider providing additional disclosures in future filings, for example, major components of tax expenses (income), rate reconciliations, and components of your deferred tax assets and liabilities, in accordance with the IAS 12.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences